AMENDMENT NO. 2 TO RIGHTS AGREEMENT

This Amendment (this “Amendment”) of the Rights Agreement dated November 1, 2006 (as amended, the “Rights Agreement”) is dated as of 19, 2010, by and between Texas Industries, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).

WHEREAS, the board of directors of the Company (the “Board of Directors”) has considered the reasons underlying the adoption of the Rights Agreement, has determined that those reasons continue to be valid at present and deems it advisable and in the best interests of the Company and its shareholders to amend certain provisions of the Rights Agreement;

WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement on the terms and conditions hereinafter set forth; and

WHEREAS, the Board of Directors has authorized this Amendment at a meeting of directors duly called and held.

NOW, THEREFORE, the undersigned, in consideration of the premises, covenants and agreements contained herein and in the Rights Agreement, and other good, sufficient and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, do hereby agree as follows:

1. Amendment to Section 1.  Section 1 of the Rights Agreement is amended by:

(i) deleting the term “15%” in the definition of “Acquiring Person” and replacing it with the term “20%”.

(ii) deleting the term “15%” in the definition of “Associate” and replacing it with the term “20%”.

2. Amendment to Section 7(a) (i).  The definition of “Final Expiration Date” in Section 7(a)(i) of the Rights Agreement is hereby changed from the close of business on November 1, 2012 to the close of business on December 31, 2010.

3. Amendment to Exhibit C.  Exhibit C to the Rights Agreement is hereby amended by deleting the term “15%” in the third paragraph and replacing it with the term “20%”.

4. Other Terms Unchanged.  This Amendment shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.  The term “Rights Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

5. Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6. Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

7. Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

8. Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Attest:	TEXAS INDUSTRIES, INC.

By: /s/ Frederick G. Anderson	By: /s/ Mel G. Brekhus
Frederick G. Anderson Secretary	Mel G. Brekhus President and Chief Executive Officer

Date July 19, 2010

Attest:	MELLON INVESTOR SERVICES LLC

By: /s/ David M. Cary	By: /s/ Patricia T. Knight
David M. Cary Vice President – Relationship Manager	Patricia T. Knight Vice President – Relationship Manager

Date July 19, 2010